

VIA MAIL

May 18, 2022

Yolanda Lewis
BBYW Holdings LLC
3810 Broadway
Sacramento, CA 95817

Re: BBYW Holdings LLC; File No. 811-23795

Dear Ms. Lewis:

On April 27, 2022, you filed a Form N-8A notifying the U.S. Securities and Exchange Commission of your intention to register BBYW Holdings LLC as an investment company under the Investment Company Act of 1940 (the "Investment Company Act"). Our preliminary review of your filing indicates that it fails to comply with the requirements of the Investment Company Act, the related rules and regulations, and the requirements of the form. Due to these serious deficiencies, you should not assume that your filing may be relied upon for compliance with the federal securities laws, and we do not believe that investors should rely on the document you have filed with us for any investment purpose. We urge you to promptly correct these deficiencies or deregister[1] the investment company associated with this filing. It is our intention to post this letter publicly until you have withdrawn or filed an amendment that complies in all material respects with the federal securities laws.

Sincerely,

/s/ Christopher R. Bellacicco

Christopher R. Bellacicco
Attorney-Adviser

cc: John C. Lee, Branch Chief
Christian T. Sandoe, Assistant Director

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[1] To deregister the investment company, submit a completed Form N-8F, available at https://www.sec.gov/files/formn-8f.pdf. See also IM Guidance Update 2014-05 - Deregistration of Investment Companies: Applications on Form N-8F (April 2014), available at https://www.sec.gov/investment/im-guidance-2014-05.pdf